Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Reports 2015 Third Quarter and Nine Month Financial Results

Shijiazhuang, Hebei Province, China – December 30, 2015 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: AUTCF), a leading provider of web-based financing and ecommerce services for China’s transportation and automobile industries, today reported financial results for the third quarter and nine months ended September 30, 2015.

Q3 2015 Operational Highlights

•	The Company began to wind down its legacy truck-leasing business in August 2015, and expects to continue servicing and collecting payments on existing commercial vehicle leases until all obligations related to the individual leases are met.
•	The Company’s Internet-based business segment, which was launched in November 2014, continues to grow: the electronic payments platform CeraPay was used to make payment transactions totaling over RMB1.1 billion during the month of September 2015. The online marketplace lending platform CeraVest has originated over RMB2 billion in loans since its launch in November 2014 and had a loan portfolio of approximately RMB1.6 billion at September 30, 2015.

Q3 2015 Financial Highlights (comparisons are year over year)

•	Total revenues of $30.2 million, compared to $179.7 million, as a result of the decrease in commercial vehicle leases initiated during the period
•	Gross profit of $22.1 million, or 73.0% of total revenues, compared to $21.4 million, or 11.9% of total revenues
•	Net loss of $676,000, or $0.03 per diluted share, compared to net income of $3.0 million, or $0.13 per diluted share
•	Adjusted EBITDA of $7.7 million, compared to $12.2 million

Nine Months 2015 Financial Highlights (comparisons are year over year)

•	Total revenues of $178.0 million, compared to $591.3 million, as a result of the decrease in commercial vehicle leases initiated during the period
•	Gross profit of $62.9 million, or 35.3% of total revenues, compared to $65.8 million, or 11.1% of total revenues
•	Net income of $5.0 million, or $0.21 per diluted share, a 4.7% increase from $4.8 million, or $0.20 per diluted share, primarily as a result of the one-time litigation expenses incurred to settle the SEC lawsuit in the first quarter of 2014
•	Adjusted EBITDA of $28.8 million, compared to $34.4 million

Management Comments

Mr. Yong Hui Li, Chairman and CEO of Fincera, stated, “The 2015 third quarter marked a critical juncture in our Company’s history as we made the decision to begin winding down our legacy truck-leasing business. At the same time, I am very pleased that our CeraPay and CeraVest products continue to gain traction and have already begun to make significant contributions to our Company financially. Despite our revenues decreasing during this period, the much higher profit margins of our new Internet-based businesses, compared to that of our legacy truck-leasing business, are already quite evident. For example, although our third quarter revenues decreased by over 80% from the prior-year period, primarily as a result of the winding down of our legacy truck-leasing business, our gross profit actually posted a slight increase. In leveraging our brand and experience in China’s transportation industry and extensive geographic coverage, we remain confident in the long-term growth potential of these new businesses, which will continue to lead to higher margins and profitability. On October 15, we also launched TruShip (www.che001.com), our new ecommerce platform for merchants, such as dealerships and leasing companies, in the trucking industry to establish an online presence. The TruShip platform is a natural extension of our existing CeraPay and CeraVest offerings as Fincera provides CeraVest-financing incentives to merchants that use TruShip to transact and collect payments online using CeraPay. We have been pleased thus far with TruShip’s initial reception and expect to launch additional features on the platform in the near future. We continue looking to explore ways in which we can help small businesses in the transportation industry take advantage of technology to thrive in today’s digital age.”

Internet-based Business for the Transportation Industry

From its inception in November 2014 through September 30, 2015, the Company’s small business lending platform CeraVest (https://www.qingyidai.com/) has originated over RMB2 billion in loans. CeraVest had a loan portfolio of approximately RMB1.6 billion at September 30, 2015. Fincera created CeraVest as an online lending marketplace that provides short-term operating capital for small businesses in the transportation industry. CeraVest is also a platform through which Fincera can originate loans and then sell these loans to the public. Currently, individuals may invest on the CeraVest platform and earn an annual interest rate of approximately 8.6%. Fincera earns origination fees on CeraVest loans.

Fincera Inc.	Page 2
December 30, 2015

Also launched in November 2014, the Company’s electronic payments platform CeraPay (https://www.dianfubao.com/) was used to make payment transactions totaling over RMB1.1 billion during the month of September 2015. Fincera developed CeraPay as a convenient platform through which customers could make electronic payments and the Company could make credit advances to its customers, allowing customers to pay for their everyday truck-operating needs at participating merchants within the CeraPay network. Fincera earns transaction fees through its CeraPay platform. The CeraPay network had over 28,000 active users (individuals and merchants) during the month of September. The Company continues to actively market CeraPay to potential customers and merchants in the transportation industry in an effort to increase the user base.

Fincera’s Internet-based business segment generated revenues of $13.1 million in the third quarter ended September 30, 2015, and $24.7 million in the nine months ended September 30, 2015. This business did not exist in the prior-year periods. Quarter over quarter, revenues from Fincera’s Internet-based business segment increased 65.8% from $7.9 million in the second quarter ended June 30, 2015.

Legacy Truck-Leasing Business

The Company leased 160 commercial vehicles in the third quarter of 2015, compared to 3,409 in the prior-year period. The year-over-year decrease in commercial vehicle leases initiated was largely due to the Company winding down its legacy truck-leasing business. At September 30, 2015, the Company had 15,017 leased vehicles under its sales-type leasing program.

The Company repossessed 112 vehicles whose lessees had defaulted on installment payments, sold 123 repossessed vehicles (repossessed in the quarter or in prior periods), and recognized 1 lost vehicle during the quarter ended September 30, 2015. In comparison, there were 91 vehicles repossessed, 110 vehicles sold and 7 lost vehicles recorded in the quarter ended September 30, 2014.

Specialty Finance Store Network

During the 2015 third quarter, the Company closed two service centers located in Hebei and Shandong provinces. As of September 30, 2015, Fincera operated 553 centers in 26 provinces, municipalities, and autonomous regions in China. The Company operates service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China. In the second half of 2015, the focus of these locations has shifted to promoting the Company’s Internet-based financing businesses. The Company anticipates these service centers will be crucial to the development of its Internet-based businesses to aid in new user acquisitions.

Financial Review

2015 Third Quarter

Revenues

•	Total revenues for the third quarter ended September 30, 2015, were $30.2 million, compared to $179.7 million in the prior-year period.

(in thousands)	Three months ended September 30, 2015		Three months ended September 30, 2014
	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Commercial vehicles	$7,560	25.0%	$159,795	88.9%	(95.3)%
Finance	9,189	30.4%	14,572	8.1%	(36.9)%
Insurance and service	11,013	36.4%	3,730	2.1%	195.3%
Property lease and management	2,486	8.2%	1,575	0.9%	57.8%
Total revenues	$30,248	100.0%	$179,672	100.0%	(83.2)%

Fincera Inc.	Page 3
December 30, 2015

•	Commercial vehicle revenue decreased to $7.6 million, compared to $159.8 million in the prior-year period, primarily as a result of a decrease in new commercial vehicle leases following the Company’s decision to begin winding down the legacy truck-leasing business in August 2015. Fincera plans to continue servicing and collecting payments on existing commercial vehicle leases until all obligations related to the individual leases are met. The decrease in commercial vehicles revenue was slightly offset by an increase in average price per vehicle, from $46,900 per vehicle in the 2014 third quarter to $47,300 per vehicle in the 2015 third quarter.
•	Finance revenue decreased to $9.2 million, or 30.4% of total revenues, during the third quarter of 2015, from $14.6 million in the prior-year period, as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect. This was partially offset by an increase in finance revenue from CeraVest as this business did not exist in the prior-year period.
•	Insurance and service revenue increased 195.3% to $11.0 million, from $3.7 million in the prior-year period, primarily as a result of an increase in CeraPay revenues, which was partially offset by a decrease in insurance commissions due to a decrease in the number of trucks leased directly from Fincera’s stores during the period as compared to those leased through peer stores for which it does not sell the truck insurance.
•	Property lease and management revenue from the Company’s office-leasing business totaled $2.5 million, compared to $1.6 million in the prior-year period. This business commenced in April 2013.

Gross Profit/Margin

•	Gross profit increased 3.4% to $22.1 million in the three months ended September 30, 2015, from $21.4 million in the prior-year period.
•	Gross margin increased to 73.0% for the three months ended September 30, 2015, from 11.9% in the prior-year period, primarily due to increased contributions from the Internet-based businesses CeraVest and CeraPay. In addition, there were a higher number of leases outstanding and lower number of new leases initiated during the period, which resulted in a higher proportion of monthly amortized finance income. An increase in property lease and management revenue also contributed to the increase in gross margin.

Net Income/Loss

•	Net loss was $676,000 million, or $0.03 per diluted share based on 24.0 million diluted weighted average shares outstanding, in the three months ended September 30, 2015, compared to net income of $3.0 million, or $0.13 per share based on 23.7 million diluted weighted average shares outstanding, in the three months ended September 30, 2014.

Adjusted EBITDA

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and the previously mentioned one-time litigation expense, was $7.7 million for the quarter ended September 30, 2015, compared to $12.2 million in the prior-year quarter.

Nine Months 2015

Revenues

•	Total revenues for the nine months ended September 30, 2015, were $178.0 million, compared to $591.3 million in the prior-year period.

(in thousands)	Nine months ended September 30, 2015		Nine months ended September 30, 2014
	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Commercial vehicles	$115,076	64.7%	$533,430	90.2%	(78.4)%
Finance	31,916	17.9%	41,234	7.0%	(22.6)%
Insurance and service	24,005	13.5%	13,669	2.3%	75.6%
Property lease and management	6,977	3.9%	2,977	0.5%	134.4%
Total revenues	$177,974	100.0%	$591,310	100.0%	(69.9)%

•	Commercial vehicle revenues decreased to $115.1 million from $533.4 million in the prior-year period, primarily as a result of the decrease in new leases initiated during the first nine months of 2015. Fincera’s legacy commercial vehicle sales, servicing, leasing and support business recorded 2,567 new leases in the nine months ended September 30, 2015, compared to 10,828 new leases in the nine months ended September 30, 2014. A decrease in average price per vehicle, from $49,300 per vehicle in the first nine months of 2014 to $44,800 per vehicle in the first nine months of 2015, also contributed to the decrease in commercial vehicle revenues.

Fincera Inc.	Page 4
December 30, 2015

•	Finance revenues decreased to $31.9 million, or 17.9% of total revenues, during the nine months ended September 30, 2015, compared to $41.2 million in the prior-year period, as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect.
•	The Company’s insurance and service revenue increased 75.6% to $24.0 million during the first nine months of 2015 from $13.7 million in the first nine months of 2014.
•	Property lease and management revenue from the Company’s office-leasing business totaled $7.0 million during the period, compared to $3.0 million in the prior-year period. This business commenced in April 2013.

Gross Profit/Margin

•	Gross profit for the nine months ended September 30, 2015, was $62.9 million, representing gross margin of 35.3%, an increase from gross margin of 11.1% in the first nine months of 2014, which is primarily due to reasons stated in the 2015 third quarter financial review.

Net Income

•	Net income for nine months ended September 30, 2015, increased 4.7% to $5.0 million, or $0.21 per share based on 24.0 million diluted weighted average shares outstanding, from $4.8 million, or $0.20 per share based on 23.8 million diluted weighted average shares outstanding, in the prior-year period. The increase in net income was primarily due to a one-time $4.35 million litigation expense incurred to settle the SEC lawsuit in the 2014 first quarter.

Adjusted EBITDA

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and the previously mentioned one-time litigation expense, for the nine months ended September 30, 2015, was $28.8 million, compared to $34.4 million in the prior-year period.

See “Non-GAAP Financial Measures” below for a description of Adjusted EBITDA.

Balance Sheet Highlights

At September 30, 2015, Fincera’s cash and cash equivalents (not including restricted cash) were $156.0 million, working capital was $172.0 million, total debt was $570.1 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $257.9 million, compared to $26.0 million, $141.5 million, $327.5 million, and $263.1 million, respectively, at December 31, 2014.

About Fincera Inc.

Founded in 2005, Fincera Inc. (OTCQB: AUTCF) provides innovative web-based financing and ecommerce services for China’s transportation and automobile industries. The Company also operates over 550 finance and service centers in 26 provinces, municipalities, and autonomous regions across China. Fincera’s current service offerings include a B2B payment network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Changing principles of generally accepted accounting principles;
•	Continued compliance with government regulations;
•	Legislation or regulatory environments, requirements or changes adversely affecting the transportation or financial services industry in China;
•	Fluctuations in consumer demand in the transportation industry;
•	Management of rapid growth;
•	General economic conditions;
•	Changes in government policy;
•	China’s overall economic conditions and local market economic conditions;

Fincera Inc.	Page 5
December 30, 2015

•	The Company’s ability to expand through strategic acquisitions;
•	The Company’s business strategy and plans, including whether its new financial services products are accepted by consumers;
•	The results of future financing efforts; and
•	Geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Y. Sohn
(858) 997-0680 / jcwang@fincera.net	Senior Associate
(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

Fincera Inc.	Page 6
December 30, 2015

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Revenues
Commercial vehicles	$7,560	$159,795	$115,076	$533,430
Finance	9,189	14,572	31,916	41,234
Insurance and service	11,013	3,730	24,005	13,669
Property lease and management	2,486	1,575	6,977	2,977
Total revenues	30,248	179,672	177,974	591,310

Cost of sales
Commercial vehicles	—	14,010	4,038	32,096
Commercial vehicles, related parties	6,617	143,189	108,096	489,825
Insurance and service	869	433	1,166	1,702
Property lease and management	673	674	1,799	1,919
Total cost of sales	8,159	158,306	115,099	525,542

Gross profit	22,089	21,366	62,875	65,768

Operating (income) expenses
Selling and marketing	2,849	2,599	8,304	8,026
General and administrative	15,402	11,227	39,917	35,833
Litigation expense	—	—	—	4,350
Interest expense	5,745	3,034	13,703	8,830
Interest expense, related parties	2,564	3,505	5,510	8,154
Other income, net	(2,979)	(3,429)	(11,265)	(8,376)
Total operating expenses	23,581	16,936	56,169	56,817

(Loss) income from operations	(1,492)	4,430	6,706	8,951

Other income
Interest income	256	55	298	127
Other income	256	55	298	127

(Loss) income before income taxes	(1,236)	4,485	7,004	9,078

Income tax (benefit) provision	(560)	1,508	2,002	4,301

Net (loss) income	(676)	2,977	5,002	4,777

Foreign currency translation adjustment	(10,531)	14	(10,271)	(2,656)

Comprehensive (loss) income	$(11,207)	$2,991	$(5,269)	$2,121

(Loss) earnings per share
Basic	$(0.03)	$0.13	$0.21	$0.20
Diluted	$(0.03)	$0.13	$0.21	$0.20

Weighted average shares outstanding
Basic	23,549,644	23,549,644	23,549,644	23,548,933
Diluted	24,012,958	23,703,997	24,046,939	23,787,245

Fincera Inc.	Page 7
December 30, 2015

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	September 30,	December 31,
	2015	2014
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$156,000	$26,027
Restricted cash	160	988
Accounts receivable, net of provision for doubtful debts of $36,396 and $29,074 as of September 30, 2015 and December 31, 2014, respectively	52,584	28,915
Inventories	5,592	4,746
Deposits for inventories	894	—
Prepaid expenses and other current assets	5,079	5,520
Prepaid expenses, related parties	24	50
Loans receivable, net	227,096	19,105
Other financing receivables, net	161,031	29,401
Other financing receivables, net, related party	—	782
Short-term net investment in sales-type leases	16,561	56,975
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for doubtful accounts of nil and $22 as of September 30, 2015 and December 31, 2014,respectively	111,657	285,983
Deferred income tax assets	11,410	8,751
Total current assets	748,088	467,243

Noncurrent assets
Property, equipment and leasehold improvements, net	74,990	80,152
Deferred income tax assets	6,191	6,080
Long-term net investment in direct financing and sales-type leases, net of current maturities	8,550	59,170

Total assets	$837,819	$612,645

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to Fincera of $78,600 and $138,912 as of September 30, 2015 and December 31, 2014, respectively)	$94,320	$155,342
Note financing payables	131,111	—
Note financing payables, related parties	2,801	—
Short-term bonds payable	99,580	—
Long-term borrowings, current portion	14,148	2,451
Long-term payables, current portion	—	899
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Fincera of $92,559 and $384 as of September 30, 2015 and December 31, 2014, respectively)	23,630	5,692
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to Fincera of $140,030 and $106,525 as of September 30, 2015 and December 31, 2014, respectively)	140,464	108,211
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $13,532 and $13,206 as of September 30, 2015 and December 31, 2014, respectively)	40,383	20,121
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to Fincera of $1,053 and $1,002 as of September 30, 2015 and December 31, 2014, respectively)	19,758	25,644
Customer deposits (including customer deposits of the consolidated VIEs without recourse to Fincera of $2826 and $460 as of September 30, 2015 and December 31, 2014, respectively)	7,821	4,912
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $848 and $1,508 as of September 30, 2015 and December 31, 2014, respectively)	2,032	2,511

Fincera Inc.	Page 8
December 30, 2015

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	September 30,	December 31,
	2015	2014
	(unaudited)

Total current liabilities	576,048	325,783

Noncurrent liabilities
Long-term borrowings	—	14,708
Long-term payables (including long-term payables of the consolidated VIEs without recourse to Fincera of $3,859 and $9,102 as of September 30, 2015 and December 31, 2014, respectively)	3,859	9,102

Total liabilities	579,907	349,593

Commitments and Contingencies	—	—

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,549,644 shares at September 30, 2015 issued and outstanding – 23,549,644 shares at December 31, 2014	24	24
Additional paid-in capital	329,013	328,884
Statutory reserves	26,222	26,222
Accumulated losses	(117,716)	(122,718)
Accumulated other comprehensive income	20,369	30,640
Total stockholders’ equity	257,912	263,052

Total liabilities and stockholders’ equity	$837,819	$612,645

Fincera Inc.	Page 9
December 30, 2015

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Nine Months Ended September 30,
	2015	2014

Net cash (used in) operating activities	$(75,433)	$(57,947)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(1,814)	(6,645)

Net cash (used in) investing activities	(1,814)	(6,645)

Cash flow from financing activities:
Proceeds from borrowings and note financing payable	448,124	186,944
Repayments of borrowings and note financing payable	(267,862)	(183,853)
Proceeds from affiliates	48,701	51,464
Repayment to affiliates	(53,764)	(75,777)
Increase in accounts payable, related parties	113,606	489,825
Repayment to accounts payable, related parties	(76,256)	(414,050)

Net cash provided by financing activities	212,549	54,553

Net cash provided by (used in) operating, investing and financing activities	135,302	(10,039)

Effect of foreign currency translation on cash and cash equivalents	(5,329)	(638)

Net increase (decrease) in cash and cash equivalents	129,973	(10,677)

Cash and cash equivalents, beginning of the period	26,027	31,370

Cash and cash equivalents, end of the period	$156,000	$20,693

Supplemental disclosure of cash flow information:
Interest paid	$16,829	$11,419
Income taxes paid	$5,250	$7,990

Fincera Inc.	Page 10
December 30, 2015

Non-GAAP Financial Measures ($ in thousands)

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Net income attributable to shareholders	$(676)	$2,977	$5,002	$4,777

Interest expenses	8,309	6,539	19,213	16,984

Interest income	(256)	(55)	(298)	(127)

Income tax provision	(560)	1,508	2,002	4,301

Stock-based compensation	23	276	129	1,147

Depreciation & Amortization	887	966	2,764	2,932

Litigation expense	-	-	-	4,350

Adjusted EBITDA	$7,727	$12,211	$28,812	$34,364

USE OF NON-GAAP MEASURES

Fincera defines Adjusted EBITDA as net income before interest expense (income), income taxes, depreciation and amortization, as well as the exclusion of stock-based compensation and one-time litigation expenses. Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations associated therewith. For example, Adjusted EBITDA does not include net interest expense, but because Fincera has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted Fincera in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of Fincera’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because Fincera uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP.

Fincera believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to Fincera's historical performance and liquidity. Fincera computes Adjusted EBITDA using the same consistent method from quarter to quarter. The table above has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.